Exhibit 3

For Immediate Release:

FEDERAL COURT SIDES WITH MONY SHAREHOLDERS

ISS RECOMMENDS AGAINST AXA MERGER: CALLS OFFER

“…OUTSIDE THE BOUNDARY OF REASONABLENESS”

TIME IS SHORT, SHAREHOLDERS ARE URGED TO VOTE

PROMPTLY AGAINST THE AXA MERGER

BOSTON, MA – February 11, 2004 – Highfields Capital Management (“Highfields”), the owner of 4.6% of the outstanding shares of The MONY Group Inc. (NYSE:MNY), confirmed that US District Judge Richard J. Holwell ruled in its favor today and rejected attempts by MONY’s management to block a mailing of proxy cards to MONY shareholders. MONY had sought to prevent such mailing despite a long-standing SEC interpretation that such mailings comply with federal proxy rules.

In another important development, Institutional Shareholder Services (“ISS”), a leading provider of proxy advisory services to over 700 institutional investors, mutual funds, and other fiduciaries, recommended to its clients that they vote against the merger. In issuing its recommendation, ISS stated that the merger price “is outside the boundary of reasonableness when compared to precedent transactions coupled with open market opportunities to sell above the offer price.”

ISS also highlighted management’s conflicts of interest stating: “The approximately $90 million in management payments for negotiating a deal that is the lowest price to book valuation in the nine years covered in the financial advisor report underscores the significant conflict of interest between management and shareholders.”

ISS also questioned whether management’s actions were serving shareholders: “…the lack of an auction process to sell the company, rich goodbye package to management, and the company’s historical underperformance to peers creates a mosaic of management actions not serving shareholder interests.”

Richard Grubman, Managing Director of Highfields, stated: “Today’s ruling from the court is a victory for all shareholders and emphatically rejects MONY’s attempt to disenfranchise its own shareholders. We are equally pleased that ISS, a leader in promoting good corporate governance, has seen through MONY management’s self-serving actions and has recommended that shareholders vote against the merger.

“Management has made it clear that they regard shareholder rights and interests as a minor casualty on the road to completing their self-enriching transaction. Additionally, the Company has already spent millions of dollars in an attempt to nullify and, through litigation, even stifle the voice of its own shareholders. We are hopeful that the Board will resist further attempts to impede shareholder rights and will take action to preserve MONY’s resources. We are confident that informed MONY shareholders will ultimately control the destiny of the Company. We urge all shareholders to vote AGAINST the sale, and to exercise their appraisal rights under Delaware law.”

The Special Meeting of MONY shareholders will take place on February 24, 2004 at 9:30 a.m. EST. Highfields intends to immediately mail the MONY proxy card together with a shareholder communication.

Shareholders who need assistance in voting their shares AGAINST the AXA merger or exercising their appraisal rights are encouraged to call MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500.

Contacts:

MacKenzie Partners, Inc.

Steve Balet or Bob Sandhu

212-929-5500